TELE NORTE LESTE ANNOUNCES
 RATE INCREASES

Rio de Janeiro, Brazil - June 26, 2002 - TELE NORTE LESTE PARTICIPACOES S.A.
 (NYSE: TNE), the holding company of telecommunication services providers in the north, northeastern and eastern regions of Brazil, informs that, as defined in the Concession Agreement and authorized by Anatel, its fixed-line subsidiary Telemar Norte Leste has increased the rates for its Local and Long Distance services. It is important to note that the rates presented below become effective on June 28, 2002. They are expressed in Brazilian reais, with taxes and refer to the State of Rio de Janeiro.
Local Services
Previous
New
Increase

Rates
Rates
(Decrease)
Installation Fee
$70.08
$42.04
(40.00%)
Monthly Fee (Residential)
$23.32
$26.58
13.97%
Monthly Fee (Non-Residential)
$36.33
$41.75
14.95%
Monthly Fee (PBX)
$48.30
$41.75
(13.56%)
Local Pulse
$0.09259
$0.10159
9.72%
Public Phone Credit
$0.07500
$0.08100
8.00%

Long Distance Service (*)

Distance (Km)

Previous

New

Increase


Rates

Rates


0 - 50

0.23964

0.26936

12.40%
50 -100

0.36298

0.38403

5.80%
100 - 300

0.37746

0.40236

6.60%
+ 300

0.39243

0.43363

10.50%

* Per-minute rates during business hours (between 9 a.m./ noon; 2 p.m./ 6 p.m.) on weekdays.

Anatel also authorized our maximum fixed-to-mobile rates for calls to the wireless operators of the SMP (Bands D and E). The per-minute rates, with taxes, for Rio de Janeiro are:

* VC1 = R$ 0.5098

* VC2 = R$ 1.0371

* VC3 = R$ 1.1800


For more information, please contact:

TNE - INVESTOR RELATIONS					THOMSON FINANCIAL
 CORPORATE GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1110			Mariana
 Crespo (mariana.crespo@tfn.com)
Carlos Lacerda (carlosl@telemar.com.br) 3131 1314 				Rick
 Huber (richard.huber@tfn.com)
invest@telemar.com.br						Tel: 1 212 701 1830
Fax: 55 21 3131 1325						Fax: 1 212 509 5824





Visit Telemar's interactive investor relations website:  www.telemar.com.br/ir